Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

For the Reporting Period from January 1, 2017 through

December 31, 2017

May 29, 2018

ResMed prepared this conflict minerals report for the reporting period from January 1, 2017 through December 31, 2017 to comply with Exchange Act Rule 13p-1 (“rule”).

The rule requires ResMed to annually disclose whether the tantalum, tin, tungsten, and gold (known as “3TG” or “conflict minerals”) in our products originated from the Democratic Republic of the Congo or adjoining countries, and if so, we must describe the due diligence we performed to determine the source and chain of custody of those minerals. The rule applies to 3TG that are necessary to the functionality or production of products we manufacture or contract to be manufactured. The rule refers to 3TG as “conflict minerals” regardless of where they are sourced and regardless of whether they benefit or finance armed groups.

Part I. Company and Product Description

ResMed Inc. is a Delaware corporation formed in March 1994 as a holding company for the ResMed Group. Through our subsidiaries, we design, manufacture and market equipment for the diagnosis, management and treatment of sleep-disordered breathing and other respiratory disorders, including obstructive sleep apnea. We develop innovative products to improve the health and quality of life of those who suffer from these conditions, and we work to raise awareness of the potentially serious health consequences of untreated sleep-disordered breathing.

Part II. Reasonable Country of Origin Inquiry

Our supply chain consists of several tiers or layers as we purchase components or subassemblies from our suppliers, they purchase from their suppliers, and so on. We are several tiers removed from the smelters, refiners and mining companies performing 3TG extraction and initial processing. ResMed sources components from at least 500 tier one suppliers. To determine which suppliers provide us with components covered by the rule, we reviewed the product composition data of our products and examined whether our products contained 3TG that are necessary to their functionality or necessary to their production. For products that contained 3TG or that we determined may have contained 3TG, we conducted a reasonable country of origin inquiry, designed to determine whether any of the necessary 3TG in our products originated or may have originated in a covered country or came from recycled or scrap sources.

During calendar year 2017 we continued a partnership with a third-party consultant to enhance our conflict minerals program. We contacted in-scope suppliers to explain ResMed’s use of a third-party consultant to act on our behalf, collecting and analyzing 3TG information. We believe that working with this industry specialist allows for more efficient and accurate data gathering, an industry standard approach, and the ability to review supplier responses against an existing database of information.

We initiated our reasonable country of origin inquiry by contacting suppliers who sold us components or subassemblies that contained or that we determined may have contained necessary 3TG. We offered our suppliers two options for submitting the required information, either by uploading the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative conflict minerals reporting template, or by submitting an online survey version of this template directly to our third-party consultant. Our calendar year 2017 response rate was 86%.

As a result of our reasonable country of origin inquiry, we were unable to verify whether any of the necessary 3TG in products we manufactured or contracted for manufacture originated from one of the covered countries and are not from recycled or scrap sources. Based on a review of our products and our reasonable country of origin inquiry, we have concluded in good faith that certain products of ours may contain one or more 3TG that are necessary to their functionality or production. Also based on that review, we are unable to determine whether our products contain 3TG that originated in the Democratic Republic of the Congo or adjoining countries. Therefore, we elected to conduct due diligence on the source and chain of custody of the necessary 3TG in our products.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 29, 2018

Part III. Due Diligence Program

A. Design of the due diligence framework

Our due diligence process is designed to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, 2016, and the related Supplement on tin, tantalum, and tungsten and the related Supplement on gold. Our due diligence measures include actions to:

(i)	maintain strong company management systems,

(ii)	identify and assess risks in our supply chain,

(iii)	design and implement a strategy to respond to identified risks,

(iv)	carry out an independent third-party audit of smelter’s and refiner’s due diligence practices, and

(v)	report annually on supply chain due diligence, to the extent the rule requires.

B. Due diligence measures performed

We performed the following due diligence measures during the reporting period.

OECD Step 1. Maintain strong company management systems

•	We have a conflict minerals policy, which can be found on our corporate website: http://s2.q4cdn.com/231003812/files/doc_downloads/governance/2016/Conflict-Minerals-Policy.pdf. The content of any website referred to in this report is not incorporated by reference into this report.

•	Our supply agreement and supplier manual refers to the need for our suppliers to comply with the conflict minerals provision in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

•	We have a cross-functional conflict minerals team, composed of representatives from different business units, responsible for implementing and monitoring our conflict minerals program and the progress of our due diligence efforts.

•	We maintain a system of controls and transparency of our supply chain facilitated by our use of the conflict minerals reporting template. We engaged relevant tier one suppliers, and requested information about their supply chain, including any sub-tier suppliers. We intend to retain records relating to our supplier responses in electronic form for at least five years.

•	Our third-party consultant’s website provided access to a conflict minerals resource center. This resource center was an additional educational tool that we made available to our suppliers to facilitate a deeper understanding of best practices and the conflict minerals program.

OECD Step 2. Identify and assess risks in the ResMed supply chain

•	We conducted qualitative assessments of supplier responses to identify red flags listed in the Organization for Economic Co-operation and Development Guidelines, errors, inconsistencies and incompleteness. The identification of issues with supplier responses triggered an additional supplier follow-up by phone or email to attempt to resolve the issues.

•	We compared smelters and refiners identified by our direct suppliers in their completed templates against the list of facilities on the Responsible Minerals Initiative’s website. We were able to determine which of the smelters and refiners have received a “conformant,” or “active,” designation from the Responsible Minerals Initiative’s Responsible Minerals Assurance Process or “conflict free” designation from another independent third-party audit program.

OECD Step 3. Design and implement a strategy to respond to identified risks

•	We use a risk register designed to monitor and progress our risk mitigation action plans in the event suppliers do not complete the conflict minerals reporting template. We used the risk register to capture our actions for suppliers that did not complete the conflict minerals reporting template.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 29, 2018

•	We used a detailed risk management plan to improve supplier responses that were incomplete or inaccurate. We also used the risk management plan to capture our responses to risks identified in our supply chain. We then referred identified suppliers to our conflict minerals policy outlining our supply chain practice expectations.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	We do not have direct relationships with 3TG smelters and refiners. Therefore, we do not audit the smelters and refiners our suppliers identify in their supply chains. However, we believe that audits of smelters and refiners’ due diligence practices conducted by the Responsible Minerals Initiative and other third parties are the best way to identify smelters and refiners with due diligence systems in place that promote responsible sourcing. We rely on industry efforts to influence and encourage smelters and refiners to be audited and to provide certifications through third parties.

OECD Step 5. Report annually on supply chain due diligence

•	This Conflict Minerals Report and the Form SD are available on our website at http://investors.resmed.com/files/doc_downloads/governance/2018/conflict-minerals-policy.pdf and are filed with the Securities and Exchange Commission. They constitute our annual disclosure on our supply chain due diligence.

Part IV. Results of Review for the year ended December 31, 2017

As a result of our due diligence measures described above, we determined that certain of our products contain one or more of the minerals tantalum, tin, tungsten, and gold. Approximately 97% of the responding suppliers who completed the conflict minerals reporting template identified some or all of the names of the smelters and refiners in their supply chains. Of these, 45.4% provided template responses on a company-level, 44% on a product-level, and 10.6% on a user-defined basis.

A. Smelters and Refiners

For suppliers that provided smelter and refiner information, we compared the names of the identified facilities against the list of facilities receiving a “conformant” or “active” designation on the Responsible Minerals Initiative website or “conflict free” designation on another independent third-party program. We received a list of 7,036 names of potential smelters and refiners from our direct suppliers. We removed duplicate names, reconciled multiple names for a single entity or facility, and eliminated invalid names. This process resulted in a list of 486 entities and facilities. Of this list, 167 were either unknown to the Responsible Minerals Initiative or were not actually smelters and refiners. After removing those entities from the list, 319 smelters and refiners remained. They are categorized below.

Metal	Number of smelters and refiners provided by suppliers	Number of designated “conformant” smelters and refiners, based on the Responsible Minerals Assurance Process or other independent third-party audit program	Number of smelters and refiners not yet certified but identified as a smelter and refiner	Number of smelters and refiners not yet designated “conformant” but are active in the certification process
Gold	149	101	40	8
Tantalum	43	42	1	0
Tin	81	71	8	2
Tungsten	46	42	3	1
Total	319	256	52	11

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 29, 2018

B. Countries of origin of ResMed’s necessary 3TG

Some suppliers provided us a list of smelters and refiners but did not provide countries of origin information about the necessary 3TG in the products they supplied to us. As a result, we were unable to definitively determine the specific country of origin of the necessary 3TG in our products.

C. Efforts to determine the 3TG’s mine or location of origin

We have concluded that the most reasonable effort we can make to determine the mines or locations of origin of our necessary 3TG is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in their supply chains and to ask our direct suppliers to make the same inquiries of their suppliers. We accomplished this by asking all applicable suppliers to complete the conflict minerals reporting template and following up with suppliers that did not complete the template. We also followed up with suppliers whose responses were incomplete or included data inconsistent with data we gathered from other suppliers’ conflict minerals reporting templates.

D. Inherent Limitations on Due Diligence Measures

We purchase subassemblies and components from a supply network of distributors and manufacturers involving over 500 tier one suppliers. All tier one suppliers have their own supply chains. In some cases we are at least six tiers removed from the smelters and refiners, and our direct suppliers are also several tiers removed from the smelters and refiners. This limits our ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary 3TG. Due to our position in the supply chain, we must rely on our direct and indirect suppliers to provide information about the source and chain of custody of our necessary 3TG.

We rely on information collected and provided by the Responsible Minerals Assurance Process. We also rely on the Responsible Minerals Initiative’s audits of smelters and refiners, because we do not perform audits of these facilities ourselves. These third-party representations and audits may prove to be incorrect. Accordingly, we cannot assure that the information regarding the source and chain of custody of our necessary 3TG is correct.

E. Steps to be taken to Mitigate Risk and Improve Due Diligence

In the next reporting period, we intend to continue to take the following actions to further mitigate the risk that the necessary 3TG in our products might not be from responsible sources and to improve the results of our due diligence measures. The intended steps include:

a.	Continuing efforts to increase the number of completed conflict minerals reporting templates.

b.	Requesting that suppliers provide product level disclosures, as opposed to company or division level disclosures, that will enable ResMed to focus on smelters and refiners that processed the materials contained in ResMed products.

c.	Continuing to work with suppliers to obtain current, accurate, and complete information about their smelters and refiners of 3TG and countries of origin.

d.	Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this conflict minerals report are forward-looking in nature and are based on ResMed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of ResMed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.